VF 3-6-03

**/ AH 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011139

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45010

SEC MAIL PROCESSING RECEIVED FEB 2 5 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JACKSON PARTNERS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 PARK AVENUE SOUTH
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD JACKSON — 212-251-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARX, LANGE, GUTTERMAN LLP
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vb 3.7.03

OATH OR AFFIRMATION

I, RONALD JACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON PARTNERS & ASSOCIATES, INC., as of DECEMBER 31, 19xx2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

S. BERNARD SCHWARZ
NOTARY PUBLIC, State of New York
No. 31-4618467
Qualified in New York County
Commission Expires 1-31-06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON PARTNERS & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadw
New York, NY 10018-92
Phone: (212) 302-60
Fax: (212) 302-61

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

We have audited the statement of financial condition of Jackson Partners & Associates, Inc. (an S Corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc., as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
February 14, 2003

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,032,680
Receivables from brokers and dealers	31,862
Property and equipment, at cost less accumulated depreciation of $75,288	8,201
Other assets	19,231
	$ 1,091,974
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 556,546
Commitments and contingencies (Notes 3 and 4)	
Shareholders' equity	
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding	10,000
Additional paid in capital	24,540
Retained earnings	500,888
Total shareholders' equity	535,428
	$ 1,091,974

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision has been made for Federal income taxes, since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code its income will be taxed directly to its shareholders. The provision for income taxes includes the New York State "S" Corporation surcharge of $100 and New York City Corporation tax of $27,978.

2. **Summary of Significant Accounting Policies (continued)**

Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. **Note Payable, Bank**

The Company has a revolving loan agreement with a bank during the year totaling $75,000 of which $75,000 was unused at December 31, 2002. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2%. The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4. **Commitments and Contingencies**

The Company entered into a new lease for office effective July 1, 1995. The current monthly base rental is $3,447 and is due to expire April, 2005.

The Company also leases various office equipment on a month-to-month basis.

The future annual aggregate minimum rentals are as follows:

Year to end December 31,	
2003	$ 48,846
2004	47,867
2005	18,391
	$ 115,104

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $503,996, which was $453,996 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.10 to 1.

6. **Concentration of Credit Risk**

Customer transactions are cleared principally through ESI Securities Company on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, ESI Securities Company may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations. The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash exceeding federally insured limits totaled $932,680 at December 31, 2002.

7. **Pension Plan**

The Company enacted a defined benefit pension plan during 2000. The plan covers all current employees and is in accordance to ERISA requirements. The amount charged to operations for the year ended December 31, 2002 was $282,723.

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

The Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

In planning and performing our audit of the financial statements of Jackson Partners & Associates, Inc., for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g),(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Jackson Partners & Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Marx Lange Gutterman LLP

New York, New York
February 14, 2003